[Letterhead of Simpson Thacher & Bartlett LLP]




Via EDGAR

                                                 March 14, 2005

Re: Embotelladora Andina S.A.
    Commission File Number:  33-80138
    Report on Form 6-K


Securities and Exchange Commission
Filing Desk
450 Fifth Avenue, N.W.
Washington, D.C.  20549

Ladies and Gentlemen:

On behalf of Embotelladora Andina S.A. (the "Company"), we are transmitting herewith via EDGAR for filing pursuant to the requirements of the U.S.

Securities Exchange Act of 1934, material information pertaining to the announcement by the Board of Directors of the Company of the payment of final dividends for fiscal year 2004 and dividends out of retained earnings fund,

for the further approval of the Board of Directors.

     If we can be of any further assistance, please do not hesitate to contact either David L. Williams (212-455-7433) or Jaime Mercado (212-455-3066) of

this office.


                               Very truly yours,

                               /s/ Simpson Thacher & Bartlett LLP
                               SIMPSON THACHER & BARTLETT LLP

                            Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For March 14, 2005



                         Andina Bottling Company, Inc.
                (Translation of registrant's name into English)


                           Avenida Andres Bello 2687
                              Piso 20, Las Condes
                                   Santiago
                                     Chile
                   (Address of principal executive offices)

                           Form 20-F X Form 40-F ___
                                    ---



                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                            Yes___ No   X
                                                       -----

                                MATERIAL EVENT



CORPORATE NAME             :        EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY                 :       00124

TAXPAYER I.D.                       :       91.144.000-8

----------------------------------------------------------------------

The following material event is reported by virtue of the stipulations in
Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:


The following was resolved, among other matters, at a special board meeting of the Company:

I. To propose the payment of the following dividends to the Shareholders
Meeting:

1. Final Dividend for the 2004 Fiscal Year

a) CH$4.80 (four pesos and 80/100) per Series A share; and

b) CH$5.28 (five pesos and 28/100) per Series B share.

If approved by the Shareholders Meeting, these dividends will be paid beginning April 28, 2005. The Shareholders Registry will close for payment of this dividend on April 22, 2005.



2. Dividends out of the retained earnings fund in the amount of CH$55.880.178.837

If the motion is passed, the proposed dividend would total CH$70.00 (seventy pesos) per Series A share and CH$77.00 (seventy seven pesos) per Series B share, and it would be payable beginning May 19, 2005. The Shareholders Registry will close for payment of this dividend on May 13, 2005.

Santiago, March 8, 2005

Pedro Pellegrini Ripamonti
Corporate Legal Manager

EMBOTELLADORA ANDINA S.A.





                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                        EMBOTELLADORA ANDINA S.A.

                                        By: /s/ Osvaldo Garay
                                            Osvaldo Garay
                                            Chief Financial Officer


Dated: March 14, 2005